Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102

ANNUAL GENERAL MEETING OF SHAREHOLDERS

January 8, 2015

In accordance with Section 11.3 of National Instrument 51-102, this report describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Postmedia Network Canada Corp. (the “Corporation”) held on Thursday, January 8, 2015 at Postmedia Place, 365 Bloor Street East, Toronto, Ontario.

1.	Appointment of Auditors – Passed

The resolution to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the shareholders of the Corporation.

Outcome	Votes For*	Votes Withheld*
Approved	100.00%	0.00%

2.	Election of Directors – Elected

Each of the directors listed as nominees in the management proxy circular dated November 26, 2014 were elected directors of the Corporation until the next annual general meeting of shareholders.

Nominee	Outcome	Votes For*	Votes Withheld*
Rod Phillips	Approved	99.94%	0.06%
Paul Godfrey	Approved	99.94%	0.06%
Charlotte Burke	Approved	99.94%	0.06%
Hugh Dow	Approved	99.94%	0.06%
Martin Nisenholtz	Approved	99.94%	0.06%
Jane Peverett	Approved	99.94%	0.06%
Graham Savage	Approved	99.94%	0.06%
Steven Shapiro	Approved	99.93%	0.07%
Peter Sharpe	Approved	99.94%	0.06%
Robert Steacy	Approved	99.94%	0.06%

3.	Other Business

There were no other matters coming before the meeting that required a vote by shareholders of the Corporation.

*As a vote for each motion was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

DATED this 9th day of January, 2015.

POSTMEDIA NETWORK CANADA CORP.

By:	/s/ Douglas Lamb

Douglas Lamb
Executive Vice President & Chief Financial Officer